UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

A Banner Year for the Kip 25
After a rough start, most of our picks are beating their benchmarks. by andrew tanzer
WE HOPE YOU STAYED THE course with the recommendations in the Kiplinger 25, the list of our favorite no-load mutual funds. In the six months since we published the latest version, the stock market has roared back. Nearly all of our picks among stock, bond and commodity funds have more than matched their respective indexes in 2009, many of them by handsome margins. (The one-year results for all our stock funds remain negative, but the numbers should improve dramatically next month, once the awful performance from mid September through early October 2008 drops out of the calculations.)
     LONGLEAF PARTNERS, managed by Mason Hawkins and Staley Cates, has broken out of a slump with a volley of winners. Year-to-date through September 4, Longleaf was the top domestic performer among the Kiplinger 25, with a return of 36%, compared with 15% for Standard & Poor’s 500-stock index. ☐
••THE KIPLINGER 25 UPDATE

		2009
U.S. Stock Funds	Symbol	return*

Baron Small Cap	BSCFX	19.7%
CGM Focus	CGMFX	0.2
Dodge & Cox Stock	DODGX	19.8
Fairholme Fund	FAIRX	25.9
FBR Focus	FBRVX	23.6
Fidelity Contrafund	FCNTX	14.8
Fidelity Low-Priced Stock	FLPSX	27.7
FPA Crescent	FPACX	18.7
Longleaf Partners	LLPFX	35.9
Primecap Odyssey Growth	POGRX	27.3
Selected American Shares S	SLASX	18.7
T. Rowe Price Equity Income	PRFDX	14.9
T. Rowe Price Mid-Cap Growth	RPMGX	30.6
T. Rowe Price Small-Cap Value	PRSVX	15.3
Vanguard Selected Value	VASVX	22.6

		2009
Commodity Fund	Symbol	return*

Pimco CommRealRet Strat D	PCRDX	18.8%

		2009
Intl/Global Stock Funds	Symbol	return*

Artio International Equity II A	JETAX	15.6%
Dodge & Cox International Stock	DODFX	36.0
Marsico Global	MGLBX	18.3
T. Rowe Price Emrg Mkts Stock	PRMSX	58.9

		2009
Bond Funds	Symbol	return*

Dodge & Cox Income	DODIX	12.2%
Fidelity Intermed Muni Income	FLTMX	7.1
Harbor Bond Institutional	HABDX	11.0
Loomis Sayles Bond	LSBRX	25.9
Vanguard Infl-Protected Secs	VIPSX	7.3

2009
Indexes	return*

DOW JONES-UBS COMMODITY INDEX	5.0%
MERRILL LYNCH US BROAD MKT INDEX‡	4.7
MSCI EAFE INDEX	24.7
RUSSELL 2000 INDEX	15.5
S&P 500-STOCK INDEX	14.6

*	Through September 4.

‡	Tracks high-grade U.S. bonds.

SOURCE: © 2009 Morningstar Inc.
(#19783) Excerpted and adapted with permission from the November 2009 issue of Kiplinger’s Personal Finance. © 2009 The Kiplinger Washington Editors Inc.
For more information about reprints from Kiplinger’s Personal Finance, contact PARS International Corp. at 212-221-9595.

Average annual total returns for the Longleaf Partners Fund and its respective benchmark for the one, five and ten year periods ended September 30, 2009 are as follows: Longleaf Partners Fund, -4.37%, -0.54%, and 4.76%; S&P 500 Index, -6.91%, 1.02% and -0.15%. Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending by June 30, 2010, the use of currency hedging as a routine investment strategy was ceased. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund.

September 30, 2009
Longleaf Partners Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 55 employees and manages over $32 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.

All data as of 9/30/09
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO COMPOSITION

Equities	86%
Bonds	2%
Cash & Other	12%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 9/30/09

	1 Year	5 Years	10 Years	20 Years
Longleaf Partners Fund	(4.4)%	(0.5)%	4.8%	9.9%
S&P 500 Index	(6.9)%	1.0%	(0.2)%	8.0%
Inflation + 10%	8.7%	12.6%	12.6%	12.8%
LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87

Net Assets:	$7,951 million

YTD Expense Ratio:	0.92%; No loads, 12b-1, exit or performance fees

YTD Turnover:	23%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLPFX; 54306910-8

Net Asset Value:	$22.99
TOP TEN HOLDINGS — 17 Total Holdings in Fund

Chesapeake Energy	natural gas exploration & production	9.1%
DIRECTV	satellite broadcaster	9.1%
Dell	information technology	8.1%
Walt Disney	entertainment and broadcasting	5.9%
Liberty Media Interactive	tv, internet, & catalog retail	5.3%
Liberty Media Entertainment	media company that owns DTV shares	5.2%
NipponKoa	Japanese non-life insurance	5.0%
Marriott	hotel operator & franchisor	4.9%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	4.8%
Cemex	cement company	4.8%

	Total	62.2%
PERFORMANCE — Yearly Returns

1988	35.2%
1989	23.3%
1990	(16.4)%
1991	39.2%
1992	20.5%
1993	22.2%
1994	9.0%
1995	27.5%
1996	21.0%
1997	28.3%
1998	14.3%
1999	2.2%
2000	20.6%
2001	10.3%
2002	(8.3)%
2003	34.8%
2004	7.1%
2005	3.6%
2006	21.6%
2007	(0.4)%
2008	(50.6)%
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

September 30 , 2009
Longleaf Partners Small-Cap Fund
Closed to new Investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 55 employees and manages over $32 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.

All data as of 9/30/09
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO COMPOSITION

Equities	98%
Cash & Other	2%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 9/30/09

	1 Year	5 Years	10 Years	15 Years
Longleaf Partners Small-Cap Fund	(0.2)%	3.9%	7.4%	10.9%
Russell 2000 Index	(9.6)%	2.4%	4.9%	7.3%
Inflation + 10%	8.7%	12.6%	12.6%	12.5%
SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors

Net Assets:	$2,414 million

YTD Expense Ratio:	0.96%; No loads, 12b-1, exit or performance fees

YTD Turnover:	13%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLSCX; 54306920-7

Net Asset Value:	$20.27
TOP TEN HOLDINGS — 20 Total Holdings in Fund

Fairfax Financial Holdings	property/casualty insurance	8.9%
tw telecom	telecommunications provider	8.2%
Washington Post	education & media	6.5%
Fair Isaac	credit scoring software	6.3%
Pioneer Natural Resources	oil & gas exploration & production	6.0%
Dillard’s	department store retailer	5.3%
Service Corp International	funeral home/cemetery operator	5.1%
Discovery Communications	media services & entertainment	4.9%
Everest Re Group	reinsurance	4.8%
Wendy’s/Arby’s	fast food restaurant operator	4.6%

	Total	60.6%
PERFORMANCE — Yearly Returns

1989*[1]	21.5%
1990*	(30.1)%
1991*	26.3%
1992	6.9%
1993	19.8%
1994	3.6%
1995	18.6%
1996	30.6%
1997	29.0%
1998	12.7%
1999	4.1%
2000	12.8%
2001	5.5%
2002	(3.7)%
2003	43.9%
2004	14.8%
2005	10.8%
2006	22.3%
2007	2.8%
2008	(43.9)%

[1]	Partial year, initial public offering on 2/21/89-12/31/89.

*	From public offering through 3/31/91 Fund was managed by a different portfolio manager
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

September 30, 2009
Longleaf Partners International Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.©, a Memphis based firm. Founded in 1975, the firm has 55 employees and manages over $32 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.

All data as of 9/30/09
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO COMPOSITION

Equities & Forwards	95%
Cash & Other	5%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 9/30/09

	One Year	Five Years	Ten Years
Longleaf Partners International Fund	(0.8)%	4.0%	7.3%
MS EAFE Index	3.2%	6.1%	2.6%
Inflation +10%	8.7%	12.6%	12.6%
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98

Net Assets:	$2,224 million

YTD Expense Ratio:	1.69%; No loads, 12b-1, exit or performance fees

YTD Turnover:	8.7%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLINX; 54306940-5

Net Asset Value:	$13.46
TOP TEN HOLDINGS — 19 Total Holdings in Fund

Fairfax Financial Holdings	property/casualty insurance	10.0%
NipponKoa Insurance	Japanese non-life insurance	8.0%
Genting Berhad	Malaysian casino operator	7.6%
Cheung Kong	ports, real estate, & telecom	7.4%
ACS Actividades	construction, infrastructure & energy	7.0%
Cemex	cement company	5.9%
Accor	corporate services & hotels	5.0%
Philips	electronics, medical, & lighting	4.9%
Olympus	medical imaging & cameras	4.8%
Dell	information technology	4.7%

	Total	65.3%
COUNTRY WEIGHTINGS

	Equity	Net Assets
Japan	25.8%	24.6%
Canada	12.3%	11.7%
US	9.6%	9.2%
Malaysia	8.0%	7.6%
Hong Kong	7.7%	7.4%
UK	7.5%	7.1%
Spain	7.4%	7.0%

	Equity	Net Assets
Mexico	6.2%	5.9%
France	5.2%	5.0%
Netherlands	5.1%	4.9%
Germany	4.8%	4.6%
Ireland	0.4%	0.3%
Total	100%	95.2%

Cash/Other	N/A	4.8%
PERFORMANCE — Yearly Returns

1998*	9.0%
1999	24.4%
2000	25.9%
2001	10.5%
2002	(16.5)%
2003	41.5%
2004	10.2%
2005	12.9%
2006	17.1%
2007	15.3%
2008	(39.6)%

*	Partial year, initial public offering 10/26/98
All returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Historic numbers include periods in which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending by 6-30-10, hedging as a routine strategy ended. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

LONGLEAF PARTNERS FUNDS

QUARTERLY REPORT
at September 30, 2009

PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.®
Memphis, TN

Cautionary Statement

One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.

You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling 800-445-9469 or at Longleaf’s website (www.longleafpartners.com).

The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.

When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.

© 2009 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. SOUTHEASTERN ASSET MANAGEMENT, INC. is a registered trademark.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS:

We are pleased to report another quarter of substantial compounding. All three Longleaf Partners Funds materially exceeded our absolute annual goal of inflation plus 10% in the third quarter and for the year-to-date. The Partners and Small-Cap Funds also beat their respective indices for both periods. The table below shows the Funds’ cumulative returns over both the long run and the more recent periods.

	Cumulative Returns through September 30, 2009
							Third
	20 Year	15 Year		10 Year	5 Year	YTD	Quarter

Partners Fund (4/8/87 IPO)	559.6%	251.5%		59.2%	(2.7)%	46.5%	18.2%
S&P 500 Index	366.2	201.0		(1.5)	5.2	19.3	15.6

Small-Cap Fund (2/21/89 IPO)	466.0	370.7		104.5	20.9	39.0	24.0
Russell 2000 Index	354.6	188.8		61.1	12.7	22.4	19.3

International Fund (10/26/98 IPO)	NA	174.4	*	101.7	21.5	21.4	15.4
EAFE Index	NA	52.6	*	28.7	34.3	29.0	19.5
Inflation plus 10%	1006.6	484.2		226.2	81.1	9.5	3.1

* Returns since International Fund inception 10/26/98. Because the EAFE Index was available only at month-end in 1998 we used the 10/31/98 value for performance since inception. Additional performance information for each Fund can be found on pages 6, 14, and 22.

Even after the strong performance over the last six months, all three portfolios remain attractively priced at P/Vs near or below their long-term averages. Most of our appraisals have stabilized, and some have increased. If the global economy grows, and 2009 proves to have been a single-year dramatic low in operating results rather than the “new normal,” our appraisals are too conservative. Additionally, given how meaningfully our management partners have cut expenses, values should skyrocket whenever top line growth does return. Not only are the Funds attractive quantitatively, but they maintain the qualitative strengths that we described last quarter. We expect most of our companies to gain share, increase pricing, and/or improve their profit margins in the recovery. Our management partners are committed to growing shareholder value. In a number of cases, they have moved aggressively to strengthen their competitive advantages in this challenging environment.

Our on-deck list of qualifying new investments has shrunk over the last six months with the rally in worldwide markets. As we have sold businesses that approached appraisal and scaled back some overweight names that posted large gains, our cash reserves have grown. We have the liquidity to go on offense when opportunities

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

emerge. The Partners Fund has 13% cash, and the International Fund has 4.5%. Small-Cap is more fully invested.

There will be no capital gain distribution this year in any of the Funds. In addition, all three Funds have loss carryforwards. Based on calculations at 10/31/09, the Funds can realize gains between 14-21% of NAV before future distributions occur. The Partners Fund will pay a small net income distribution in mid-December estimated to be $.01/share. We do not anticipate a net income distribution for the Small-Cap or International Funds in 2009. Final estimates will appear on our web site in early December.

During the quarter we made several enhancements to the structure of the International Fund to benefit our investment partners. First, we cut the Fund’s management fee 20% reflecting the changes to Southeastern’s cost structure over the last decade due to growth in accounts investing in international securities. Second, we ended our practice of hedging the Fund’s economic exposure to non-US currencies given that shareholders wanted more flexibility to manage their currency exposure, and various methods for individuals and institutions to hedge easily have developed. Historically, the portfolio has been between 30-40% hedged, reflecting the weightings of country-specific holdings as opposed to more global businesses. Third, we restructured Southeastern’s international research team, elevating Scott Cobb to head of European research and Ken Siazon to head of Asian research. As members of the investment team Scott and Ken have generated most of the Fund’s new ideas over the last several years, proven their ability to originate successful investments, and been positive team participants. Andrew McDermott, one of the Fund’s three co-managers, accelerated his Southeastern departure, an event that we began planning for over two years ago. We believe these changes to the Fund will improve the long-term opportunity for current shareholders. We hope that the Partners and Small-Cap Fund shareholders who do not own the International Fund will view these enhancements as an impetus to broaden their partnership with us.

Southeastern’s opportunistic approach to investing parallels how we manage the firm. The industry turmoil of the last year has provided a qualified pool of people interested in long-term career opportunities. We view this as a unique chance to add resources to Southeastern that will be part of our team for decades. We would like to hire two entry level junior analysts who are starting their career paths in investing. One will be based in Memphis and the other in either London or Singapore. Additionally, we plan to add a somewhat experienced institutional client manager based in Memphis to be responsible for developing and maintaining client relationships in the Longleaf Funds over the next 20+ years. We welcome you to send suggestions for qualified candidates to jobs@longleafpartners.com.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

We are grateful that the vast majority of our partners are solid, long-term investors. We thank you for your patience and support over the last year and are glad your loyalty is being rewarded.

Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

Partners Fund
MANAGEMENT DISCUSSION

Longleaf Partners Fund delivered 18.2% in the third quarter, taking the Fund’s year-to-date return to 46.5%. Both periods far surpassed our absolute annual goal of inflation plus 10% as well as the benchmark index which gained 15.6% and 19.3% respectively. Below are the cumulative results of the Fund for longer periods.

	Cumulative Returns at September 30, 2009
	Inception	20 Year	15 Year	10 Year

Partners Fund	901.5%	559.6%	251.5%	59.2%
S&P 500 Index	508.3	366.2	201.0	(1.5)
Inflation plus 10%	1450.4	1006.6	484.2	226.2

Please see page 6 for additional performance information.

The names in the portfolio did not change, but we trimmed two overweight positions, Dell and Liberty Media Entertainment (“LMDIA”), as their prices rose. We reinvested some of the Liberty proceeds into DirecTV (“DTV”) to maintain a combined position of roughly 15% in these two stocks, which should become a single company in the fourth quarter.

The relationship between the price of DTV and LMDIA over the last year provides insight into how variably “Mr. Market” priced virtually the same asset. Liberty Media Entertainment owns just over half of DTV’s shares as well as several small assets, making the value of the two companies very close on a price per share basis. In November of 2008 DTV traded around $22 while LMDIA fell to around $11. The underlying assets did not change, and we exchanged half of our DTV position to overweight LMDIA. By May the trade paid handsomely. LMDIA rose above $25 and DTV sold for below $24. Because the stocks’ P/V ratios were similar, we equally weighted the positions. Since then, LMDIA has appreciated to over $30. We have trimmed the position and added some of the proceeds to DTV in the mid $20s. These portfolio changes reflect more trading than usual for Southeastern — we are long-term business owners. “Mr. Market,” however, has enabled us to own the same satellite television company through two different stocks at vastly different prices. Not surprisingly, Liberty Media Entertainment has been the top contributor to the Partners Fund’s performance this year, gaining almost 80% in 2009.

Chesapeake Energy gained over 40% in the quarter and has appreciated almost 80% this year. Management sold non-core assets, grew production, moved probable reserves to proved, and cut capital spending. The price of natural gas also rebounded from intra-quarter lows under $3/mcf to near $5/mcf. Liberty Interactive rose over 100% in the quarter and over 250% for the year-to-date. QVC results stabilized, and the company’s bottom line outperformed almost all of its traditional retailer peers over

Partners Fund
MANAGEMENT DISCUSSION

the difficult last year. Management wisely waited until company results and the credit environment improved before they extended the maturities of QVC’s bank debt. Cemex gained almost 40% in the quarter and is ahead about 50% for the year. Management sold assets and successfully refinanced the business by issuing $1.8 billion in equity. In turn, maturities were extended at favorable interest rates. While cement unit demand has dropped precipitously with the global recession, local pricing is up in almost every market aside from the U.S. and Spain. Sales in developing markets are beginning to recover, and infrastructure stimulus spending is being released in more developed areas.

Technology-related holdings, Sun and Dell, round out the top performers for this year. We sold Sun in April after Oracle’s announcement of a takeover caused the stock to rise over 130%. Dell has gained almost 50% in 2009. The company’s cost cutting has helped margins improve even though revenues have declined. Dell announced it will acquire Perot Systems, whose IT services business complements Dell’s. Dell’s sales capabilities should meaningfully grow Perot’s top line.

Little has negatively impacted the Fund’s strong performance. In the quarter Level 3 reported disappointing revenues primarily caused by internet backbone customer deferred spending. As the economy improves and capacity utilization rises, cable operators and other wholesale customers will have to spend to manage growing demand. Level 3 announced a new board member, Rahul Merchant, who has a wealth of experience in the telecommunications and technology industries including being on the Sun board. Although the stock fell 8% in the quarter, it has almost doubled in 2009. For the year NipponKoa has declined 16%. The proposed merger with Sompo will be voted on in December, and Southeastern has been explicit with management regarding the terms we must see in order to support the marriage. We believe the company needs our votes for the merger to occur. If the joint company is structured as we advocate, a unique company will be created, and we should reap handsome returns. If the merger fails, shareholders have alternative options for closing the large gap between NipponKoa’s price and its intrinsic value.

We believe that the Partners Fund can deliver significant excess returns on top of leading year-to-date results. The P/V is in the high-50%s, well below the long-term average. Our management partners have proven records of building value. The businesses we own are competitively advantaged and are positioned to thrive when demand returns. Our cash position provides the liquidity we will need when we identify the next few opportunities. As the Fund’s largest shareholder group, we expect to be rewarded handsomely from here.

Partners Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2009

	Partners	S&P 500	Inflation
	Fund	Index	Plus 10%

Year-to-Date	46.53%	19.26%	9.49%
One Year	(4.37)	(6.91)	8.68
Five Years	(0.54)	1.02	12.61
Ten Years	4.76	(0.15)	12.55
Since Public Offering 4/8/87	10.79	8.35	12.97
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. In 1987, the reinvested S&P 500 Index was available at month-end only; therefore, the index value at 3/31/87 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending by 6/30/10, hedging as a routine strategy ended. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund – PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at September 30, 2009

		Net
		Assets

Common Stock		85.8%
Chesapeake Energy Corporation	9.1
The DIRECTV Group, Inc.	9.1
Dell Inc.	8.1
The Walt Disney Corporation	5.9
Liberty Media Holding Corporation – Interactive	5.3
Liberty Media Entertainment Corporation	5.2
The NipponKoa Insurance Company, Ltd.	5.0
Marriott International, Inc.	4.9
Yum! Brands, Inc.	4.8
Cemex S.A.B. de C.V. ADS	4.8
Koninklijke Philips Electronics N.V.	4.8
Pioneer Natural Resources Company	3.9
Berkshire Hathaway Inc.	3.6
Aon Corporation	3.3
FedEx Corporation	2.8
Telephone and Data Systems, Inc.	2.7
Level 3 Communications, Inc.	2.5
Corporate Bonds		1.5
Level 3 Communications, Inc.	1.5
Cash Reserves		13.0
Other Assets and Liabilities, net		(0.3)

		100.0%

PORTFOLIO CHANGES
January 1, 2009 through September 30, 2009

New Holdings	Eliminations

Aon Corporation
Berkshire Hathaway Inc. – Class A
eBay, Inc.
General Motors Corporation,
5.25% Series B Convertible
Senior Debentures due 2032
Level 3 Communications, Inc.,
6% Convertible Subordinated
Notes due 3-15-10
Sun Microsystems, Inc.
Walgreen Co.

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2009 (Unaudited)

Shares			Value
Common Stock 85.8%
		Broadcasting and Cable 14.3%
26,244,000	*	The DIRECTV Group, Inc.	$723,809,520
13,174,999	*	Liberty Media Entertainment Corporation – Class A	409,874,219

			1,133,683,739

		Construction Materials 4.8%
29,459,040	*	Cemex S.A.B. de C.V. ADS (Foreign)	380,610,797

		Entertainment 5.9%
17,035,082		The Walt Disney Corporation	467,783,352

		Hotels 4.9%
13,963,769		Marriott International, Inc.(d)	385,260,387

		Insurance Brokerage 3.3%
6,361,677		Aon Corporation	258,856,637

		Internet and Catalog Retail 5.3%
38,289,181	*	Liberty Media Holding Corporation – Interactive Series A	420,032,316

		Multi-Industry 4.8%
12,144,000		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	295,709,670
3,406,731		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	82,987,967

			378,697,637

		Natural Resources 13.0%
25,596,576		Chesapeake Energy Corporation	726,942,758
8,657,900		Pioneer Natural Resources Company(b)	314,195,191

			1,041,137,949

		Property & Casualty Insurance 8.6%
2,863	*	Berkshire Hathaway Inc. – Class A	289,163,000
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)	398,818,715

			687,981,715

		Restaurants 4.8%
11,410,958		Yum! Brands, Inc.	385,233,942

		Technology 8.1%
42,430,665	*	Dell Inc.(d)	647,491,948

		Telecommunications 5.2%
142,006,754	*	Level 3 Communications, Inc.(b)	197,389,388
1,530,800		Telephone and Data Systems, Inc.	47,470,108
5,666,200		Telephone and Data Systems, Inc. – Special	168,172,816

			413,032,312

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2009 (Unaudited)

Shares		Value

	Transportation 2.8%
2,930,629	FedEx Corporation	$220,441,913

	Total Common Stocks (Cost $6,177,026,190)	6,820,244,644

Principal
Amount
Corporate Bonds 1.5%

	Telecommunications 1.5%
100,062,000	Level 3 Communications, Inc., 15% Convertible Senior Notes due 1-15-13(b)(c) (Cost $100,062,000)	118,698,548

Principal
Amount

Short-Term Obligations 13.0%
335,260,000	Repurchase Agreement with State Street Bank, 0.01% due 10/1/09, Repurchase price $335,260,093 (Collateral: $272,775,000 U.S. Treasury Bonds, 3.58%-3.96%, due 11/15/21 to 5/15/39, Value $341,966,590)	335,260,000
700,000,000	U.S. Treasury Bills, 0.13%-0.15% due 10/15/09 to 12/10/09	699,958,300

	Total Short-Term Obligations (Cost $1,035,178,334)	1,035,218,300

Total Investments (Cost $7,312,266,524)(a)	100.3%	7,974,161,492
Other Assets and Liabilities, Net	(0.3)	(23,325,889)

Net Assets	100.0%	$7,950,835,603

Net asset value per share		$22.99

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $7,333,227,060. Net unrealized appreciation of $661,894,968 consists of unrealized appreciation and depreciation of $1,681,600,172 and $(1,019,705,204), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

(c)	Illiquid and board valued.

(d)	A portion designated as collateral for forward currency contracts and option contracts.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 15% of net assets.

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2009 (Unaudited)

FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Loss

8,000,000,000	Japanese Yen 12/18/09	$89,170,489	$(8,764,439)
4,900,000,000	Japanese Yen 3/26/10	54,658,341	(3,230,969)

		$143,828,830	$(11,995,408)

OPTIONS WRITTEN

			Unrealized
Contracts	Description	Market Value	Loss

12,000,000	Marriott International, Inc. Call, January 2010, Strike Price $30	$18,720,000	$(2,490,000)

Intentionally Left Blank

Small-Cap Fund
MANAGEMENT DISCUSSION

Longleaf Partners Small-Cap Fund had the second best quarter in the Fund’s 20-year history, gaining 24.0%. The Russell 2000 Index added 19.3%. For the year-to-date the Fund has risen 39.0% versus 22.4% for the benchmark. The Fund’s results far exceed our absolute annual goal of inflation plus 10%. As shown below, our partners have been rewarded for their investment over the long term as well.

	Cumulative Returns through September 30, 2009
	20 Year	15 Year	10 Year	5 Year

Small-Cap Fund	466.0%	370.7%	104.5%	20.9%
Russell 2000 Index	354.6	188.8	61.1	12.7
Inflation plus 10%	1006.6	484.2	226.2	81.1

Please see page 14 for additional performance information.

Most of the stocks in the portfolio rose in the quarter. Fairfax, which is the Fund’s largest position, gained 48% as this insurer benefitted from strong equity and tax-free bond returns. The company also offered to acquire the publicly traded minority interest of Odyssey Re at an attractive price, financed by new FFH shares. This value-neutral transaction will enhance Fairfax’s financial flexibility by allowing management to upstream excess cash from this key subsidiary to the holding company, thereby giving Prem Watsa and his capable team more investment discretion. Fair Isaac appreciated 39% in the quarter. The company has generated meaningful free cash flow throughout the last year, and although revenues declined, operating income margins grew. Management reported an increase in the top line over last quarter in both their credit scoring and software businesses.

Another top holding, tw telecom, added 31% in the last three months and is also one of the top contributors for the year. This provider of internet connectivity to small and mid-sized enterprises has grown revenues and margins in spite of the bad economy. Dillard’s rose over 50% in the quarter and has been the largest contributor to year-to-date return with a 260% gain. While the recession has caused the top line to suffer in line with other retailers, management has done an impressive job controlling inventory and cutting costs. The company’s real estate assets alone are worth considerably more than the stock price. Pioneer Natural Resources, up 42% in the quarter and 125% year-to-date, has benefitted from rising oil prices and adding new independent directors.

Discovery, which rose 27% in the quarter, has been among the best 2009 contributors, gaining almost 100% this year. Revenues have held up well in a brutal advertising environment thanks to a large percentage of subscription fees and management’s programming successes. The company has cut costs and entered agreements with brands such as Hasbro and Oprah Winfrey to convert lagging channels into new ones.

Small-Cap Fund
MANAGEMENT DISCUSSION

Only two names detracted from performance over the last three months. DineEquity raised guidance, but the market focused on overall lower demand in casual dining and the company’s shelf registration for up to $200 million in new securities. Even in this challenging eat-at-home environment, the stock has more than doubled this year. Level 3 reported disappointing revenues primarily caused by internet backbone customer deferred spending. As the economy improves and capacity utilization rises, cable operators and other wholesale customers will have to spend to manage growing demand. Level 3 announced a new board member, Rahul Merchant, who has a wealth of experience in the telecommunications and technology industries including being on the Sun board. Although the stock fell 8% in the quarter, it has almost doubled in 2009.

We made relatively few changes to the portfolio, though we trimmed overweight Discovery and Fairfax positions after their substantial gains. The Fund is trading at a P/V in the mid-50%s, far below the historic average. We have witnessed impressive work by many of our management partners throughout the stressed economic climate of the last year. Whether slashing costs, retiring debt and equity at steep discounts, selling assets at attractive prices, or taking advantage of weaker rivals, managements have been fending off the forces of economic decline and positioning our companies to be stronger in the aftermath. The quality of our management partners and the businesses we own combined with the steep discounts in their stock prices make us thrilled to be long-term owners of Longleaf Partners Small-Cap Fund.

Small-Cap Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2009

	Small-Cap	Russell 2000	Inflation
	Fund	Index	Plus 10%

Year-to-Date	39.03%	22.43%	9.49%
One Year	(0.20)	(9.55)	8.68
Five Years	3.86	2.41	12.61
Ten Years	7.42	4.88	12.55
Since Public Offering 2/21/89	9.80	8.35	12.88
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending by 6/30/10, hedging as a routine strategy ended. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at September 30, 2009

		Net
		Assets

Common Stock		98.4%
Fairfax Financial Holdings Limited	8.9
tw telecom inc.	8.2
The Washington Post Company	6.5
Fair Isaac Corporation	6.3
Pioneer Natural Resources Company	6.0
Dillard’s Inc.	5.3
Service Corporation International	5.1
Discovery Communications, Inc.	4.9
Everest Re Group, Ltd.	4.8
Wendy’s/Arby’s Group, Inc.	4.6
Olympus Corporation	4.5
Texas Industries, Inc.	4.4
The First American Corporation	4.3
Willis Group Holdings Limited	4.0
Markel Corporation	3.9
Worthington Industries, Inc.	3.8
Ruddick Corporation	3.4
Potlatch Corporation	3.4
DineEquity, Inc.	3.1
Level 3 Communications, Inc.	3.0
Cash Reserves		1.2
Other Assets and Liabilities, net		0.4

		100.0%

PORTFOLIO CHANGES
January 1, 2009 through September 30, 2009

New Holdings	Eliminations
The First American Corporation	Clearwater Paper Corporation Del Monte Foods Company Discovery Communications, Inc. – Class A

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2009 (Unaudited)

Shares			Value
Common Stock 98.4%
		Construction Materials 4.4%
2,514,100		Texas Industries, Inc.(b)	$105,567,059

		Education & Media 6.5%
337,855		The Washington Post Company – Class B	158,143,168

		Entertainment 4.9%
4,545,704	*	Discovery Communications, Inc. – Class C	118,324,675

		Financial Services 4.3%
3,203,969		The First American Corporation	103,712,477

		Funeral Services 5.1%
17,540,716		Service Corporation International(b)	122,960,419

		Grocery – Retail 3.4%
3,107,459		Ruddick Corporation(b)	82,720,559

		Information Technology 6.3%
7,076,400		Fair Isaac Corporation(b)	152,071,836

		Insurance Brokerage 4.0%
3,398,000		Willis Group Holdings Limited (Foreign)	95,891,560

		Manufacturing 3.8%
6,581,000		Worthington Industries, Inc.(b)	91,475,900

		Medical and Photo Equipment 4.5%
4,096,000		Olympus Corporation (Foreign)	108,600,011

		Natural Resources 9.4%
4,004,300		Pioneer Natural Resources Company	145,316,047
2,887,000		Potlatch Corporation(b)	82,135,150

			227,451,197

		Property & Casualty Insurance 17.6%
1,335,000		Everest Re Group, Ltd. (Foreign)	117,079,500
579,772		Fairfax Financial Holdings Limited (Foreign)	214,938,874
288,000	*	Markel Corporation	94,988,160

			427,006,534

		Restaurants 7.7%
2,978,100	*	DineEquity, Inc.(b)	73,707,975
23,197,597		Wendy’s/Arby’s Group, Inc.	109,724,634

			183,432,609

		Retail 5.3%
9,050,748		Dillards, Inc. – Class A(b)	127,615,547

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2009 (Unaudited)

Shares			Value

		Telecommunications 11.2%
52,451,000	*	Level 3 Communications, Inc.	$72,906,890
14,732,670	*	tw telecom inc.(b)	198,154,411

			271,061,301

		Total Common Stocks (Cost $2,533,961,589)	2,376,034,852

Principal
Amount
Short-Term Obligations 1.2%

28,041,000	Repurchase Agreement with State Street Bank, 0.01% due 10/1/09, Repurchase price $28,041,008 (Collateral: $19,790,000 U.S. Treasury Bond, 3.58%, due 11/15/21, Value $28,608,424)		28,041,000

Total Investments (Cost $2,562,002,589)(a)		99.6%	2,404,075,852
Other Assets and Liabilities, Net		0.4	9,852,578

Net Assets		100.0%	$2,413,928,430

Net asset value per share			$20.27

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,563,921,290. Net unrealized depreciation of $(157,926,737) consists of unrealized appreciation and depreciation of $324,782,955 and $(482,709,692), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 22% of net assets.

Intentionally Left Blank

International Fund
MANAGEMENT DISCUSSION

Longleaf Partners International Fund returned 15.4% in the third quarter and 21.4% for the year-to-date, beating our absolute return goal of inflation plus 10% for both periods. Although the Fund has not matched the MSCI EAFE’s returns in 2009, the longer term results shown below have far exceeded the benchmark.

	Cumulative Returns through September 30, 2009
	Inception	10 Year

International Fund	174.4%	101.7%
EAFE Index	52.6	28.7
Inflation plus 10%	267.3	226.2

Please see page 22 for additional performance information.

During the quarter we made several enhancements to the structure of the International Fund to benefit our investment partners. First, we cut the Fund’s management fee 20% reflecting the changes to Southeastern’s cost structure over the last decade due to growth in accounts investing in international securities. Second, we ended our practice of hedging the Fund’s economic exposure to non-US currencies given that shareholders wanted more flexibility to manage their currency exposure, and various methods for individuals and institutions to hedge easily have developed. Historically, the portfolio has been between 30-40% hedged, reflecting the weightings of country-specific holdings as opposed to more global businesses. Third, we restructured Southeastern’s international research team, elevating Scott Cobb to head of European research and Ken Siazon to head of Asian research. As members of the investment team Scott and Ken have generated most of the Fund’s new ideas over the last several years, proven their ability to originate successful investments, and been positive team participants. Andrew McDermott, one of the Fund’s three co-managers, accelerated his Southeastern departure, an event that we began planning for over two years ago. We believe these changes to the Fund will improve the long-term opportunity for current shareholders.

Also, during the third quarter we sold Benesse and Ingersoll-Rand and trimmed five overweight positions after prices appreciated, including Accor, Dell, Fairfax, Olympus, and Philips. Ingersoll-Rand gained 47% in the quarter and over 80% year-to-date. The company further assimilated its Trane acquisition and strengthened its balance sheet. As the stock approached our appraisal, we sold most of our position in the quarter and have subsequently completed the liquidation. We bought a minimal stake in Benesse before its price rallied over 20%, and we sold the small holding at a gain. We bought a new position in German company Linde, the second largest distributor of

International Fund
MANAGEMENT DISCUSSION

industrial gas in the world. Linde has already been a significant positive contributor to performance with its price up 30% since our initial purchase.

The biggest contributors to performance in the quarter were Fairfax, Ingersoll-Rand, and Accor. Fairfax rose 49% as it benefited from strong equity and tax-free bond returns. The company also announced the acquisition of the publicly traded minority interest of Odyssey Re at an attractive price, financed by new FFH shares. This value-neutral transaction will enhance Fairfax’s financial flexibility by allowing management to upstream excess cash from this key subsidiary to the holding company, thereby giving Prem Watsa and his capable team more investment discretion. Accor’s price rose 35% in the quarter after management announced its intention to split the company into two segments: hotels and prepaid services. The service voucher business has been the “hidden gem” at Accor, and the planned split should help the market properly weigh both parts of Accor. Management also built intrinsic worth through a sale-leaseback of a portion of its economy hotel business at above replacement value in a depressed market.

Other notable contributors in the quarter and for the year were Genting, Cheung Kong, and Cemex. In each of these companies, we have management teams in place who are taking the right steps to create value for shareholders. Genting has risen 86% this year. Its Singapore casino project is on track to open by February 2010 amid rumors that its sole competitor, Las Vegas Sands, will see further delays. Cheung Kong has appreciated almost 40% this year as property sales and rentals accelerated, particularly in China, which accounts for approximately 25% of property sales. The company’s chairman, Li Ka Shing, personally purchased a significant number of shares in the quarter. Cemex gained almost 40% in the quarter and is ahead about 50% for the year. Management sold assets and successfully refinanced the business by issuing $1.8 billion in equity. In turn, maturities were extended at favorable interest rates. While cement unit demand has dropped precipitously with the global recession, local pricing is up in almost every market aside from the U.S. and Spain. Sales in developing markets are beginning to recover, and infrastructure stimulus spending is being released in more developed areas. In each of these companies, we have management teams in place who are taking the right steps to create value for shareholders. We saw another example of great management at EnCana, which rallied 16% in the quarter after announcing a definitive date (November 30, 2009) for its intended split into two distinct energy companies, an integrated oil company with significant oil sands assets and a pure-play natural gas producer. The split of the company will allow the market to better value these world-class operations as stand-alone entities. We continue to applaud management’s efforts in creating long-term value for shareholders.

International Fund
MANAGEMENT DISCUSSION

Only two names contributed negatively for the quarter — Daiwa and Japan Petroleum. Daiwa was heavily punished after management raised 200 billion yen through public offerings in July. This diluted our value, but the company is now extremely well capitalized. The stock remains attractive at this depressed price. Japex also declined and sells at a discount to the value of its public stake in INPEX with no credit given for the company’s oil and gas assets. NipponKoa appreciated in the third quarter, but has been the largest detractor from 2009 performance. The proposed merger with Sompo will be voted on in December, and Southeastern has been explicit with management regarding the terms we must see in order to support the marriage. We believe the company needs our votes for the merger to occur. If the joint company is structured as we advocate, a unique company will be created, and we should reap handsome returns. If the merger fails, shareholders have alternative options for closing the large gap between NipponKoa’s price and its intrinsic value.

While we were pleased to see most stock prices continue their upward march in the quarter, we are far more excited for the potential for value growth from this point at each of the companies in the portfolio. The geographical diversity of the portfolio highlights the increased breadth of our international research, as we continue to unearth attractive investments around the globe. Importantly, we have followed our discipline of selling names that reach full value and trimming overweight names that appreciate to fund more heavily discounted, competitively entrenched businesses. Despite the market rally, we continue to see opportunities both in our existing holdings and in a few new companies that are “on-deck.” With a compelling P/V in the low-60%s and the qualitative strength of our businesses and management teams, the International Fund is positioned to deliver significant excess returns over the next several years. Thank you for your continued support and partnership.

International Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2009

	International	EAFE	Inflation
	Fund	Index	Plus 10%

Year-to-Date	21.37%	28.97%	9.49%
One Year	(0.81)	3.23	8.68
Five Years	3.97	6.07	12.61
Ten Years	7.27	2.55	12.55
Since Public Offering 10/26/98	9.67	3.95	12.65

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. Because the EAFE was available only at month-end in 1998, we used the 10/31/98 value for performance since inception. This index is unmanaged and is not hedged for foreign currency risk. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending by 6/30/10, hedging as a routine strategy ended. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at September 30, 2009

		Net
		Assets

Common Stock		95.2%
Fairfax Financial Holdings Limited	10.0
The NipponKoa Insurance Company, Ltd.	8.0
Genting Berhad	7.6
Cheung Kong Holdings Limited	7.4
ACS, Actividades de Construccion Y Servicios, S.A.	7.0
Cemex S.A.B. de C.V. ADS	5.9
Accor S.A.	5.0
Koninklijke Philips Electronics N.V.	4.9
Olympus Corporation	4.8
Dell Inc.	4.7
Linde AG	4.6
Willis Group Holdings Limited	4.5
Yum! Brands, Inc.	4.5
Sompo Japanese Insurance Company Inc.	4.2
Japan Petroleum Exploration Co., Ltd.	4.2
Daiwa Securities Group, Inc.	3.3
Diageo plc	2.6
EnCana Corporation	1.7
Ingersoll-Rand Company Limited	0.3
Cash Reserves		4.5
Other Assets and Liabilities, net		0.3

		100.0%

PORTFOLIO CHANGES
January 1, 2009 through September 30, 2009

New Holdings	Eliminations
Benesse Corporation	Benesse Corporation
Diageo plc	NH Hoteles, S.A.
Linde AG

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2009 (Unaudited)

Shares			Value
Common Stock 95.2%

		Beverages 2.6%
3,742,000		Diageo plc (United Kingdom)	$57,410,985

		Construction Materials 5.9%
10,118,000	*	Cemex S.A.B. de C.V. ADS (Mexico)	130,724,560

		Hospitality Services 12.6%
1,987,500		Accor S.A. (France)	110,636,414
85,505,400		Genting Berhad (Malaysia)(b)	169,479,065

			280,115,479

		Industrials 4.6%
935,487		Linde AG (Germany)	101,411,960

		Insurance Brokerage 4.5%
3,586,000		Willis Group Holdings Limited (United Kingdom)	101,196,920

		Medical and Photo Equipment 4.8%
4,012,000		Olympus Corporation (Japan)	106,372,863

		Multi-Industry 19.6%
2,995,353		ACS, Actividades de Construccion Y Servicios, S.A. (Spain)	156,219,827
12,893,000		Cheung Kong Holdings Limited (Hong Kong)(b)	163,615,273
251,148		Ingersoll-Rand Company Limited (Ireland)	7,702,709
793,000		Koninklijke (Royal) Philips Electronics N.V. (Netherlands)	19,309,764
3,683,000		Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	89,717,880

			436,565,453

		Natural Resources 5.9%
650,000		EnCana Corporation (Canada)	37,446,500
1,816,900		Japan Petroleum Exploration Co., Ltd. (Japan)(b)	92,702,078

			130,148,578

		Property & Casualty Insurance 22.2%
598,543		Fairfax Financial Holdings Limited (Canada)	221,897,846
28,556,000		The NipponKoa Insurance Company, Ltd. (Japan)(b)	178,783,178
13,995,000		Sompo Japanese Insurance Company Inc. (Japan)	94,167,883

			494,848,907

		Restaurants 4.5%
2,939,500		Yum! Brands, Inc. (United States)	99,237,520

		Securities Brokerage 3.3%
14,441,000		Daiwa Securities Group, Inc. (Japan)	74,485,412

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2009 (Unaudited)

Shares			Value

		Technology 4.7%
6,832,800	*	Dell Inc. (United States)(b)	$104,268,528

		Total Common Stocks (Cost $1,915,846,962)	2,116,787,165

Principal
Amount
Short-Term Obligations 4.5%

50,818,000	Repurchase Agreement with State Street Bank, 0.01% due 10/1/09, Repurchase price $50,818,014 (Collateral: $41,235,000 U.S. Treasury Bonds, 3.14%-3.58%, due 8/15/18 to 11/15/21, Value $51,834,566)	50,818,000

50,000,000	U.S. Treasury Bill, 0.19% due 10/22/09	49,999,200

	Total Short-Term Obligations (Cost $100,817,417)	100,817,200

Total Investments (Cost $2,016,664,379)(a)	99.7%	2,217,604,365
Other Assets and Liabilities, Net	0.3	5,905,986

Net Assets	100.0%	$2,223,510,351

Net asset value per share		$13.46

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized appreciation of $200,939,986 consists of unrealized appreciation and depreciation of $472,121,282 and $(271,181,296), respectively.

(b)	All or a portion designated as collateral for forward currency contracts.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2009 (Unaudited)

FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Loss

45,000,000	Euro 12/18/09	$65,844,488	$(5,332,989)
43,000,000	Euro 3/26/10	62,898,684	(2,797,583)
8,000,000,000	Japanese Yen 12/18/09	89,170,489	(8,764,439)
9,800,000,000	Japanese Yen 2/26/10	109,293,371	(8,893,821)
5,750,000,000	Japanese Yen 3/26/10	64,139,890	(5,104,729)
72,000,000	Malaysian Ringgit 12/17/09	20,735,655	(324,404)
145,000,000	Malaysian Ringgit 3/26/10	41,622,842	(869,610)
30,000,000	Malaysian Ringgit 6/25/10	8,595,118	(65,120)

		$462,300,537	$(32,152,695)

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	25.8%	24.5%
Canada	12.3	11.7
United States	9.6	9.2
Malaysia	8.0	7.6
Hong Kong	7.7	7.4
United Kingdom	7.5	7.1
Spain	7.4	7.0
Mexico	6.2	5.9
France	5.2	5.0
Netherlands	5.1	4.9
Germany	4.8	4.6
Ireland	0.4	0.3

	100.0%	95.2

Cash, other assets and liabilities, net		4.8

		100.0%

Longleaf Partners Funds
FUND INFORMATION

The following additional information may be obtained without charge, upon request, by calling 1-800-445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.

Proxy Voting Policies and Procedures

A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).

Proxy Voting Record

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.

Quarterly Portfolio Holdings

Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call 1-800-SEC-0330 for information on the operation of the Public Reference Room).

In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.

Fund Trustees

Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Longleaf Partners Funds
SERVICE DIRECTORY

Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PNC Global Investment Servicing
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800

PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors
Partners	LLPFX	543069108	133	Open
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open